[LETTERHEAD OF GLADSTONE INVESTMENT]

January 16, 2009

VIA FACSIMILE AND EDGAR

Christian T. Sandoe, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gladstone Investment Corporation
Registration Statement on Form N-2
Registration No. 333-147185

Dear Mr. Sandoe:

The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced registration statement to be declared effective on January 22, 2009 at 4:00 p.m. Eastern Daylight Time or as soon thereafter as practicable.

Very truly yours,

GLADSTONE INVESTMENT CORPORATION

By:	/s/ Mark Perrigo
Mark Perrigo
Chief Financial Officer

cc:	Thomas R. Salley, Esq.
Darren K. DeStefano, Esq.
Christina L. Novak, Esq.